Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2018 AND 2017

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

 (Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Sales (note 21)	$59,596	$64,012	$203,704	$192,757
Cost of sales (note 22)	43,099	39,068	124,478	118,419
Mine operating income	16,497	24,944	79,226	74,338

Selling, general and administration (note 23)	4,967	5,045	19,902	16,242
Exploration and evaluation	193	41	546	193
Share of loss (income) of equity-accounted investee	124	47	(71)	88
Foreign exchange loss	768	102	2,479	3,329
Other (income) expenses	(90)	821	1,035	1,828
	5,962	6,056	23,891	21,680
Operating Income	10,535	18,888	55,335	52,658

Interest and finance income (cost) net	210	62	(55)	(399)
Gain (loss) on financial assets and liabilities carried at fair value	2,053	(3,206)	4,922	(4,223)
	2,263	(3,144)	4,867	(4,622)
Income before taxes	12,798	15,744	60,202	48,036

Income tax
Current income tax expense	5,961	6,675	27,925	23,476
Deferred income tax (recovery) expense	(16)	(1,199)	519	(7,605)
	5,945	5,476	28,444	15,871

Net income for the period	$6,853	$10,268	$31,758	$32,165

Earnings per share (note 20)
Basic	$0.04	$0.06	$0.20	$0.20
Diluted	$0.04	$0.06	$0.20	$0.20

Weighted average number of common shares outstanding during the period (000's)
Basic	159,883	159,307	159,734	157,503
Diluted	160,085	159,534	160,009	157,849

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

 (Unaudited - Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net income for the period	$6,853	$10,268	$31,758	$32,165

Items that will remain permanently in other comprehensive income:
Change in fair value of marketable securities, net of $nil tax	-	-	(69)	-
Items that may in the future be reclassified to profit or loss:
Change in fair value of marketable securities, net of $nil tax	-	(24)	-	162
Change in fair value of hedging instruments, net of $nil tax	229	55	409	235
Total other comprehensive income for the period	229	31	340	397
Comprehensive income for the period	$7,082	$10,299	$32,098	$32,562

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

 (Unaudited - Presented in thousands of US dollars)

	September 30,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$55,167	$183,074
Short-term investments (note 5)	121,531	29,500
Accounts and other receivables (note 6)	29,712	36,370
Inventories (note 7)	21,066	17,753
Derivative assets (note 8)	3,406	140
Marketable securities	-	556
Income tax receivable	144	130
Prepaid expenses	3,755	3,231
Assets held for sale	1,868	1,701
	236,649	272,455
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	309,426	296,612
Plant and equipment (note 10)	152,263	133,664
Investment in associates (note 11)	4,120	2,694
Other non-current receivables (Note 12)	6,081	1,223
Deposits on non-current assets (note 13)	29,766	-
Total assets	$738,305	$706,648

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$35,052	$41,476
Current portion of closure and rehabilitation provisions (note 17)	2,779	1,656
Income taxes payable	13,432	14,237
Current portion of loan and lease obligations	2,162	906
Derivative liabilities (note 8)	-	2,328
	53,425	60,603
NON-CURRENT LIABILITIES
Credit facility (note 16)	39,639	39,871
Other liabilities	4,598	1,356
Closure and rehabilitation provisions (note 17)	11,570	12,577
Deferred tax liabilities	29,176	28,657
Total liabilities	138,408	143,064

EQUITY
Share capital (note 19)	420,447	418,168
Reserves	18,291	16,015
Retained earnings	161,159	129,401
Total equity	599,897	563,584

Total liabilities and equity	$738,305	$706,648

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

 (Unaudited - Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
OPERATING ACTIVITIES
Net income for the period	$6,853	$10,268	$31,758	$32,165
Items not involving cash
Depletion and depreciation	11,413	10,842	34,004	32,879
Accretion of provisions	186	423	558	748
Income taxes	5,945	5,476	28,444	15,871
Share based payments expense, net of cash settlements	(465)	45	(2,505)	(3,001)
Share of loss (income) of equity-accounted investee (note 11)	124	47	(71)	88
Gain (loss) on disposal of mineral properties, plant and equipment	-	823	(8)	1,262
Loss on debt modification (note 16)	-	-	465	-
Unrealized foreign exchange (gain) loss	(19)	(341)	529	458
Unrealized (gain) loss on financial assets carried at fair value	(1,243)	3,135	(5,396)	4,143
Other	578	527	1,994	1,088
	23,372	31,245	89,772	85,701
Accounts and other receivables	1,194	(2,543)	6,197	(7,770)
Prepaid expenses	(44)	(627)	525	(54)
Inventories	291	(1,972)	(295)	(3,798)
Trade and other payables	3,745	62	(3,301)	(4,166)
Rehabilitation payments	(182)	(227)	(382)	(462)
Cash provided by operating activities	28,376	25,938	92,516	69,451
Income taxes paid	(6,223)	(5,776)	(28,921)	(27,832)
Interest paid	(879)	(450)	(1,617)	(1,355)
Interest received	646	692	2,186	958
Net cash provided by operating activities	21,920	20,404	64,164	41,222

INVESTING ACTIVITIES
Purchases of short term investments	(73,457)	(1,132)	(215,785)	(150,566)
Redemptions of short-term investments	47,167	76,995	121,568	113,595
Investments in marketable securities	-	-	(624)	(2,153)
Settlement of marketable securities	-	(25)	–	(32)
Investments in associates	(274)	-	(274)	-
Purchases of mineral properties, plant and equipment	(34,813)	(11,671)	(62,281)	(32,413)
Deposits on long term assets, net	(6,570)	472	(29,766)	(3,158)
Proceeds from sale of assets	-	27	8	42
Changes in long term receivables	(2,510)	-	(4,858)	-
Cash (used in) provided by investing activities	(70,457)	64,666	(192,012)	(74,685)

FINANCING ACTIVITIES
Transaction costs on debt modification (note 16)	-	-	(792)	-
Proceeds from issuance of common shares	549	(2)	945	76,407
Share issuance costs	-	5	-	(5,018)
Repayments of finance lease obligations	-	(533)	(906)	(1,590)
Cash provided by (used in) financing activities	549	(530)	(753)	69,799
Effect of exchange rate changes on cash and cash equivalents	700	26	694	(160)
(Decrease) increase in cash and cash equivalents during the period	(47,288)	84,566	(127,907)	36,176
Cash and cash equivalents, beginning of the period	102,455	34,094	183,074	82,484
Cash and cash equivalents, end of the period	$55,167	$118,660	$55,167	$118,660

Cash and cash equivalents consist of:
Cash	$24,178	$26,034	$24,178	$26,034
Cash equivalents	30,989	92,626	30,989	92,626
Cash and cash equivalents, end of the period	$55,167	$118,660	$55,167	$118,660

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

 (Unaudited - Presented in thousands of US dollars, except for share amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity

Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the period	-	-	-	-	-	-	31,758	31,758
Other comprehensive income	-	-	-	409	(69)	-	-	340
Total comprehensive income	-	-	-	409	(69)	-	31,758	32,098

Transactions with owners of the Company
Exercise of warrants (note 19b)	204,462	1,890	(945)	-	-	-	-	945
Shares issued for share units	78,150	389	(389)	-	-	-	-	-
Share-based payments (note 18)	-	-	3,270	-	-	-	-	3,270
	282,612	2,279	1,936	-	-	-	-	4,215

Balance at September 30, 2018	159,919,595	$420,447	$16,662	$556	$(42)	$1,115	$161,159	$599,897

Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151
Total comprehensive income
Net income for the period	-	-	-	-	-	-	32,165	32,165
Other comprehensive income	-	-	-	235	162	-	-	397
Total comprehensive income	-	-	-	235	162	-	32,165	32,562

Transactions with owners of the Company
Issuance of common shares	11,873,750	69,786	-	-	-	-	-	69,786
Issuance of shares for mineral property	239,385	1,128	-	-	-	-	-	1,128
Exercise of stock options	133,060	718	(198)	-	-	-	-	520
Exercise of warrants (note 19b)	238,515	2,167	(1,084)	-	-	-	-	1,083
Share-based payments (note 18)	-	-	779	-	-	-	-	779
	12,484,710	73,799	(503)	-	-	-	-	73,296

Balance at September 30, 2017	159,462,883	$417,762	$14,362	$13	$496	$1,115	$95,261	$529,009

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1. Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the "Company") is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico and is developing the Lindero Gold Project (“Lindero project”) in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2. Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 -Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, except for the adoption of new standards effective as of January 1, 2018 (Note 3). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not effective yet.

On November 7, 2018, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or "US$"), which is the functional currency of the Company. References to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 25).

3. Significant Accounting Policies and Changes to Accounting Policies

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Concentrate Sales:

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 21 of these financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15, as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 25, there were no quantitative impacts from adoption.

The details of accounting policy changes as  a result of the adoption of IFRS 9 are described below:

(a) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets: held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either:  amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).  All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The following accounting policies apply to the subsequent measurement of financial assets:

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•

Financial assets at amortized cost  - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	FVOCI
Trade receivables from concentrate sales	FVTPL	FVTPL
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	FVTPL	FVTPL

(b) Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

(c) Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9.  The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

New Accounting Standards Issued but not yet Effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

The Company assembled an implementation team to assess the impact of the leases standard. The implementation team has developed its project plan, education sessions have been completed and the process has begun to gather more information with respect to the population of contracts that will need to be assessed in light of the new standard. The Company will continue to assess the effect of IFRS 16 on its consolidated financial statements and have a quantitative estimation of the effect of the adoption of the standard on the Company’s financial statements by the end of 2018.

The new standard is likely to result in increases to both the asset and liability positions of the Company, as well as affect the reported depreciation expense, finance costs and cost of sales in the Company’s income statement.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the three and nine months ended September 30, 2018.

4. Use of Judgements and Estimates

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2018, the Company applied the critical judgements and estimates as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2017.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

5. Short-Term Investments

	September 30,	December 31,
	2018	2017
Term deposits and similar instruments	$121,531	$29,500

The term deposits have maturities in excess of 90 days and less than one year from the date of acquisition.

6. Accounts and Other Receivables

	September 30,	December 31,
	2018	2017
Trade receivables from concentrate sales	$24,553	$34,250
Advances and other receivables	2,115	1,249
Value added taxes recoverable	3,044	871
Accounts and other receivables	$29,712	$36,370

The Company's trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at September 30, 2018 or December 31, 2017.

7. Inventories

	September 30,	December 31,
	2018	2017
Concentrate stockpiles	$3,466	$2,594
Ore stockpiles	3,806	4,144
Materials and supplies	13,794	11,015
Inventories	$21,066	$17,753

During the three and nine months ended September 30, 2018, the Company expensed $41,033 and $121,352 (three and nine months ended September 30, 2017 – $38,821 and $116,880) respectively, of inventories to cost of sales.

8. Derivative Assets and Derivative Liabilities

	September 30,	December 31,
Assets	2018	2017
Interest rate swap	$339	$140
Commodity derivative contracts	3,067	-
Derivative assets	$3,406	$140

Liabilities
Commodity derivative contracts	$-	$2,328
Derivative liabilities	$-	$2,328
(a)	Commodity derivative contracts

As at September 30, 2018, the Company has a  zero cost collar for 600 tonnes of lead with a floor price of $2,300 per tonne and a cap price of $2,689 per tonne, maturing in October 2018, a  zero cost collar for 650 tonnes of zinc with a floor price of  $2,700 per tonne and a cap price of $3,394 per tonne maturing in October 2018, and zero cost collars for an aggregate of 6,000 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between November 2018 and June 2019.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(b)	Interest rate swap

In January 2018, the Company entered into an interest rate swap ("Swap") for a term of four years in connection with the amended credit facility (Note 16) to hedge the variable interest rate risk on the Company’s credit facility. The fixed interest rate on the Swap is 2.61% and the floating amount is based on the one-month LIBOR rate. The Swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates. The Swap has been designated as a hedge for accounting purposes.

During the three and nine months ended September 30, 2018, the Company recognized unrealized gains of $229 and $409  (three and nine months ended September 30, 2017  – gains of $55 and $235), related to changes in the fair value of the swaps through other comprehensive income.  The Swap was determined to be an effective hedge for the period ended September 30, 2018.

9. Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2018	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	6,478	9,333	13,117	2,366	31,294
Disposals	-	-	-	(170)	(170)
Change in rehabilitation provision	(88)	(194)	292	-	10
Balance, September 30, 2018	$119,059	$173,337	$153,563	$6,346	$452,305

ACCUMULATED DEPLETION
Balance, January 1, 2018	$61,053	$63,506	$-	$-	$124,559
Depletion	5,670	12,650	-	-	18,320
Balance, September 30, 2018	$66,723	$76,156	$-	$-	$142,879

Net Book Value, September 30, 2018	$52,336	$97,181	$153,563	$6,346	$309,426

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2017	$100,630	$151,259	$130,590	$1,844	$384,323
Additions	10,599	13,888	9,234	2,508	36,229
Change in rehabilitation provision	1,448	(931)	301	-	818
Disposals	-	-	-	(202)	(202)
Reclassifications	(8)	(18)	29	-	3
Balance, December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$31,900	$-	$-	$-	$31,900
Impairment reversal	(31,900)	-	-	-	(31,900)
Balance, December 31, 2017	$-	$-	$-	$-	$-

ACCUMULATED DEPLETION
Balance, January 1, 2017	$42,059	$46,829	$-	$-	$88,888
Impairment reversal	13,038	-	-	-	13,038
Depletion	5,956	16,677	-	-	22,633
Balance, December 31, 2017	$61,053	$63,506	$-	$-	$124,559

Net Book Value, December 31, 2017	$51,616	$100,692	$140,154	$4,150	$296,612

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

10. Plant and Equipment

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2018	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649
Additions	1,602	337	2,194	880	-	29,595	34,608
Change in rehabilitation provision	(71)	-	-	-	-	-	(71)
Disposals	(386)	-	-	-	(31)	-	(417)
Reclassifications	9,453	8,567	179	36	(7,264)	(10,971)	-
Balance, September 30, 2018	$72,815	$140,642	$8,688	$2,079	$-	$31,545	$255,769

ACCUMULATED DEPRECIATION
Balance, January 1, 2018	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985
Disposals	(386)	-	-	-	(31)	-	(417)
Reclassifications	3,152	538	35	37	(3,762)	-	-
Depreciation	5,067	9,842	560	186	283	-	15,938
Balance, September 30, 2018	$35,403	$62,733	$4,485	$885	$-	$-	$103,506

Net Book Value, September 30, 2018	$37,412	$77,909	$4,203	$1,194	$-	$31,545	$152,263

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2017	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446
Additions	2,978	276	726	108	-	10,812	14,900
Change in rehabilitation provision	312	-	-	-	-	-	312
Disposals	(3,461)	(1,184)	(3,006)	(110)	(515)	(730)	(9,006)
Reclassifications	4,703	579	(7,253)	70	-	1,898	(3)
Balance, December 31, 2017	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$3,776	$16,154	$2,365	$-	$475	$-	$22,770
Disposals	(1)	-	-	-	(75)	-	(76)
Impairment reversal	(3,775)	(16,154)	(2,365)	-	(400)	-	(22,694)
Balance, December 31, 2017	$-	$-	$-	$-	$-	$-	$-

ACCUMULATED DEPRECIATION
Balance, January 1, 2017	$17,864	$33,479	$6,748	$576	$3,146	$-	$61,813
Disposals	(2,549)	(448)	(1,507)	(101)	(440)	-	(5,045)
Reclassifications	3,907	-	(3,920)	13	-	-	-
Impairment reversal	2,449	6,484	1,253	-	251	-	10,437
Depreciation	5,899	12,838	1,316	174	553	-	20,780
Balance, December 31, 2017	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985

Net Book Value, December 31, 2017	$34,647	$79,385	$2,425	$501	$3,785	$12,921	$133,664

11. Investment in Associates

On May 18, 2018, the Company exercised its share purchase warrants to purchase 5,300,000 common shares of Prospero Silver Corp. (“Prospero”).  Upon the exercise of these warrants, the Company held a 20% interest in Prospero and determined that it had the ability to exercise significant influence over Prospero. Accordingly, the Company commenced accounting for its investment using the equity method as of May 18, 2018.

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

On September 17, 2018, the Company acquired through a private placement 4,746,667 additional common shares of Prospero at a price of C$0.075 per share for cash of C$356 ($274). As at September 30, 2018, the Company owned 15,460,951 common shares, representing 30% of the issued and outstanding common shares of Prospero.

Investments in associates as at September 30, 2018, were comprised of:

			Proportion of ownership held		Market Value (C$)
Name	Principal Activity	Incorporation and principal place of business	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Medgold Resources, Corp.	Acquisition and exploration of resource properties	Canada - Serbia	22%	22%	$5,800	$3,200

Prospero Silver Corp.	Acquisition and exploration of resource properties	Canada - Mexico	30%	15%	$1,082	$696

The Company is related to Medgold by virtue of a director in common.

The following table shows the activity during the nine months period ended September 30, 2018:

	Medgold	Prospero	Total
Medgold shares and warrants presented as marketable securities, January 1, 2017	$1,579	$-	$1,579
Fair value adjustments prior to February 7, 2017	(65)	-	(65)
Cash paid upon exercise of warrants for shares	1,372	-	1,372
Share of Medgold's net loss	(192)	-	(192)
Balance at December 31, 2017	2,694	-	2,694
Prospero shares and warrants presented as marketable securities, January 1, 2018	-	556	556
Fair value adjustments prior to May 18, 2018	-	(99)	(99)
Cash paid upon exercise of warrants for shares	-	624	624
Purchase of additional shares	-	274	274
Share of net income (loss)	158	(87)	71
Balance at September 30, 2018	$2,852	$1,268	$4,120

12. Other Non-Current receivables

As at September 30, 2018, other non-current receivables were comprised of  $6,081  (December 31, 2017 - $1,223) of value added tax recoverable from expenditures on the development of the Lindero project in Argentina. The Company expects recovery of these amounts to commence once the Lindero project reaches commercial production.

13. Deposits on Non-Current Assets

As at September 30, 2018, the Company has provided advances of $29,554 (2017 – nil) to contractors related to the construction of the Lindero project and $212 on other capital projects at the Caylloma Mine.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

14. Trade and Other Payables

	September 30,	December 31,
	2018	2017
Trade accounts payable	$12,800	$13,576
Refundable deposits to contractors	951	686
Payroll payable	13,467	13,894
Mining royalty payable	787	1,023
Value added taxes payable	389	1,285
Interest payable	138	137
Other payables	683	411
	29,215	31,012

Deferred share units payable	3,704	5,094
Restricted share units payable	2,133	2,679
Performance share units payable	-	2,691
Total current share units payable	5,837	10,464

Total trade and other payables	$35,052	$41,476

As at September 30, 2018, the Company has accrued an obligation in respect of an agreement with the Caylloma community in the amount of $1,277 of which $690 is current. This amount will be paid in equal installments every six months with the final payment due in July 2020.

15. Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions:

(a) Purchase of goods and services

During the three and nine months ended September 30, 2018 and 2017, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Personnel costs	$23	$18	$116	$122
General and administrative expenses	9	20	168	151
	$32	$38	$284	$273

Amounts due to related parties are due on demand and are unsecured.

(b) Key management personnel

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and benefits	$1,215	$1,127	$3,152	$3,695
Directors fees	161	171	530	408
Consulting fees	35	36	105	103
Share-based payment (recovery) expense	(250)	20	3,328	801
	$1,161	$1,354	$7,115	$5,007

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

16. Credit Facility

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”).  The Amended Credit Facility consists of a $40,000 non-revolving credit facility, which has been fully drawn and an $80,000 revolving credit facility, which has not been drawn.  The interest rate on the Amended Credit Facility is on a  sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. ("Bateas"),  Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan"), Mansfield Minera S.A. ("Mansfield") and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility.  The Company is in compliance with all of the covenants as at September 30, 2018.

The amendment to the credit facility was accounted for as a modification under IFRS 9 and a loss of $465 was recognized in finance cost in the consolidated income statement.

Balance January 1, 2018	$39,871
Amortization of transaction costs	9
Balance immediately prior to modification	39,880
Loss on modification	465
Transaction costs paid	(792)
Balance post modification	39,552
Amortization of transaction costs	87
Balance, September 30, 2018	$39,639

17. Closure and Rehabilitation Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance January 1, 2018	$9,624	$4,100	$509	$14,233
Changes in estimate	(159)	(398)	276	(281)
Accretion expense - capitalized	-	-	16	16
Effect of foreign exchange changes	-	204	-	204
Net change in capitalized estimate	(159)	(194)	292	(61)
Incurred and charged against the provision	(268)	(113)	-	(381)
Accretion expense	306	252	-	558
Balance September 30, 2018	9,503	4,045	801	14,349
Current portion	2,651	128	-	2,779
Non-current portion	$6,852	$3,917	$801	$11,570

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during the three and nine months ended September 30, 2018.

18. Share Based Payments

During the three and nine months ended September 30, 2018, the Company recognized $771 and $2,213 (three and nine months ended September 30, 2017 - $184 recovery and $442 expense) of share-based recovery and expense, respectively, related to the outstanding deferred, restricted and performance share units.

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

For the three and nine months ended September 30, 2018, the Company recognized a share-based payment expenses of $327 and $1,033 related to stock options (three and nine months ended September 30, 2017 – $240 and $436).

(a) Deferred share units

The following table summarizes the activity of the cash settled deferred share units:

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2016	883,068	$4,992
Grants	91,108	429
Change in fair value	-	(327)
Outstanding, December 31, 2017	974,176	5,094
Grants	101,612	482
Units paid out in cash	(225,724)	(1,251)
Change in fair value	-	(621)
Outstanding, September 30, 2018	850,064	$3,704

(b) Restricted share units

The following table summarizes the activity of the cash and equity settled restricted share units:

	Cash Settled		Equity Settled
	Number of Restricted Share Units	Fair Value	Number of Restricted Share Units
Outstanding, December 31, 2016	1,337,720	$4,489	-
Grants to officers	15,748	74	390,751
Grants to employees	38,037	181	-
Units paid out in cash	(406,022)	(2,114)	-
Forfeited or cancelled	(5,007)	(5)	-
Change in fair value and vesting	-	1,310	-
Outstanding, December 31, 2017	980,476	3,935	390,751
Grants to officers	16,129	76	417,135
Grants to employees	71,630	338	4,895
Units paid out in cash	(483,703)	(1,914)	-
Units paid out in shares	-	-	(78,150)
Forfeited or cancelled	(3,029)	(15)	-
Change in fair value and vesting	-	(179)	-
Outstanding, September 30, 2018	581,503	$2,241	734,631
Current portion		2,133
Non-current portion		108
Outstanding, September 30, 2018		$2,241

During the three and nine months ended September 30, 2018, the Company issued 14,480 (2017 – nil) and 87,759 (2017 – 53,785)  cash settled restricted share units, respectively, having grant day fair values of $67 (2017 - $nil) and $414 (2017 - $249), respectively.

During the nine months ended September 30, 2018, the Company issued 422,030 (2017 – 390,751) equity settled restricted share units with a fair value of $2,004 (2017 - $1,845).

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Performance share units

The following table summarizes the activity of the cash settled performance share units:

	Cash Settled		Equity Settled
	Number of Performance Share Units	Fair Value	Number of Performance Share Units
Outstanding, December 31, 2016	885,535	$3,545	-
Units paid out in cash	(332,076)	(1,770)	-
Change in fair value and vesting	-	916	-
Outstanding, December 31, 2017	553,459	2,691	-
Grants	-	-	1,002,166
Units paid out in cash	(553,459)	(2,596)	-
Change in fair value and vesting	-	(95)	-
Outstanding, September 30, 2018	-	$-	1,002,166

During the nine months ended September 30, 2018, the Company issued 1,002,166 equity settled performance share units with a grant date fair value of $4,751  (nine months ended September 30, 2017 – nil).

(d) Stock options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options.  As at September 30, 2018, a total of 1,574,403 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2016	844,993	$4.19
Exercised	(307,160)	3.39
Forfeited	617,694	6.35
Outstanding, December 31, 2017	1,155,527	5.56
Granted	648,502	6.21
Outstanding, September 30, 2018	1,804,029	$5.79

Vested and exercisable, December 31, 2017	537,833	$4.64
Vested and exercisable, September 30, 2018	846,680	$5.27

The assumptions used to estimate the fair value of the stock options granted during the nine months ended September 30, 2018, were a risk-free interest rate of 1.79%, expected volatility of 68.16%, expected life of three years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil. The grant date fair value, as determined using the Black-Scholes Option Pricing Model,  was C$2.69  per option granted in the period.

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

19. Share Capital

(a) Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b) Warrants

	Number of warrants	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2016	582,977	$6.01
Exercised	(238,515)	6.01
Outstanding, December 31, 2017	344,462	$6.01
Exercised	(204,462)	6.01
Outstanding, September 30, 2018	140,000	$6.01

20. Earnings per Share

	Three months ended September 30,		Nine months ended September 30,
Basic	2018	2017	2018	2017
Net income for the period	$6,853	$10,268	$31,758	$32,165
Weighted average number of shares (000's)	159,883	159,307	159,734	157,503
Earnings per share - basic	$0.04	$0.06	$0.20	$0.20

	Three months ended September 30,		Nine months ended September 30,
Diluted	2018	2017	2018	2017
Net income for the period	$6,853	$10,268	$31,758	$32,165
Weighted average number of shares ('000's)	159,883	159,307	159,734	157,503
Incremental shares from options	175	227	190	308
Incremental shares from share units for equity	16	-	61	-
Incremental shares from warrants	11	-	24	39
Weighted average diluted number of shares (000's)	160,085	159,534	160,009	157,850
Diluted earnings per share	$0.04	$0.06	$0.20	$0.20

During the three and nine months ended September 30, 2018, there were 7,551 and 3,236 (2017: 617,694 and 617,694) anti‐ dilutive options with an exercise prices of C$7.15 (2017: C$6.35). During the three and nine months ended September 30, 2018, there were no anti‐dilutive warrants excluded from the above calculation (2017: 344,462) with an exercise price C$6.01 and nil, respectively.

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

21. Sales

(a) By product and geographical area

	Three months ended September 30, 2018
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$39,769	$-	$39,769
Silver-lead concentrates	10,526	-	-	10,526
Zinc concentrates	10,684	-	-	10,684
Provisional pricing adjustments	(694)	(689)	-	(1,383)
Sales to external customers	$20,516	$39,080	$-	$59,596

	Three months ended September 30, 2017
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$-	$41,779	$41,779
Silver-lead concentrates	10,667	-	-	10,667
Zinc concentrates	11,665	-	-	11,665
Provisional pricing adjustments	(139)	-	40	(99)
Sales to external customers	$22,193	$-	$41,819	$64,012

	Nine months ended September 30, 2018
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$126,416	$12,048	$138,464
Silver-lead concentrates	32,118	-	-	32,118
Zinc concentrates	37,012	-	-	37,012
Provisional pricing adjustments	(820)	(3,443)	373	(3,890)
Sales to external customers	$68,310	$122,973	$12,421	$203,704

	Nine months ended September 30, 2017
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$-	$129,446	$129,446
Silver-lead concentrates	29,785	-	-	29,785
Zinc concentrates	32,545	-	-	32,545
Provisional pricing adjustments	518	-	463	981
Sales to external customers	$62,848	$-	$129,909	$192,757

(b) By major customer

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Customer 1	$35,516	$-	$122,973	$-
Customer 2	9,812	22,194	57,607	54,256
Customer 3	-	28,466	-	72,371
Customer 4	-	13,352	-	57,538
Customer 5	14,269	-	23,124	8,592
	$59,596	$64,012	$203,704	$192,757

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The Company is exposed to metal price risk with respect to sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at September 30, 2018 would result in a change of $6,159 to sales and accounts receivable from concentrate sales which have not reached final settlement at September 30, 2018.

22. Cost of Sales

	Three months ended September 30, 2018			Nine months ended September 30, 2018
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$11,465	$14,514	$25,979	$28,605	$44,376	$72,981
Salaries and benefits	2,164	1,461	3,625	5,406	4,354	9,760
Workers' participation	296	978	1,274	1,435	3,950	5,385
Depletion and depreciation	3,343	7,995	11,338	9,801	23,972	33,773
Royalties	49	834	883	170	2,409	2,579
	$17,317	$25,782	$43,099	$45,417	$79,061	$124,478

	Three months ended September 30, 2017			Nine months ended September 30, 2017
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$8,309	$14,785	$23,094	$25,882	$43,965	$69,847
Salaries and benefits	1,487	1,376	2,863	4,465	3,964	8,429
Workers' participation	558	961	1,519	1,107	3,687	4,794
Depletion and depreciation	2,429	8,316	10,745	7,414	25,138	32,552
Royalties	276	571	847	760	2,037	2,797
	$13,059	$26,009	$39,068	$39,628	$78,791	$118,419

23. Selling, General, and Administration

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Selling, general and administrative	$5,123	$4,644	$15,422	$14,228
Workers' participation	288	345	1,234	1,135
	5,411	4,989	16,656	15,363
Share-based payments	(444)	56	3,246	879
	$4,967	$5,045	$19,902	$16,242

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

24. Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead, and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Mansfield – construction of the Lindero Gold Project
•	Corporate – corporate stewardship

	Three Months Ended September 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$20,516	$39,080	$-	$59,596
Cost of sales	-	(17,317)	(25,782)	-	(43,099)
Selling, general, and administration	(1,363)	(1,324)	(2,280)	-	(4,967)
Other expenses	(203)	(48)	(690)	(54)	(995)
Finance items	(345)	2,355	253	-	2,263
Segment (loss) profit before taxes	(1,911)	4,182	10,581	(54)	12,798
Income taxes	(182)	(1,393)	(1,860)	(2,510)	(5,945)
Segment (loss) profit after taxes	$(2,093)	$2,789	$8,721	$(2,564)	$6,853

	Three Months Ended September 30, 2017
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$22,193	$41,819	$-	$64,012
Cost of sales	-	(13,059)	(26,009)	-	(39,068)
Selling, general, and administration	(2,716)	(889)	(1,440)	-	(5,045)
Other income (expenses)	(120)	(27)	(864)	-	(1,011)
Finance items	(160)	(3,119)	135	-	(3,144)
Segment (loss) profit before taxes	(2,996)	5,099	13,641	-	15,744
Income taxes	(175)	(1,865)	(3,328)	(108)	(5,476)
Segment (loss) profit after taxes	$(3,172)	$3,233	$10,315	$(108)	$10,268

	Nine months ended September 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$68,310	$135,394	$-	$203,704
Cost of sales	-	(45,417)	(79,061)	-	(124,478)
Selling, general, and administration	(10,674)	(3,310)	(5,918)	-	(19,902)
Other expenses	(254)	(63)	(3,448)	(224)	(3,989)
Finance items	(1,516)	5,562	821	-	4,867
Segment (loss) profit before taxes	(12,444)	25,082	47,788	(224)	60,202
Income taxes	(1,836)	(8,721)	(14,108)	(3,779)	(28,444)
Segment (loss) profit after taxes	$(14,280)	$16,361	$33,680	$(4,003)	$31,758

	Nine months ended September 30, 2017
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$62,848	$129,909	$-	$192,757
Cost of sales	-	(39,628)	(78,791)	-	(118,419)
Selling, general, and administration	(10,091)	(2,187)	(3,964)	-	(16,242)
Other income (expenses)	(151)	(71)	(5,216)	-	(5,438)
Finance items	(673)	(4,032)	83	-	(4,622)
Segment (loss) profit before taxes	(10,915)	16,930	42,021	-	48,036
Income taxes	(490)	(5,183)	(10,090)	(108)	(15,871)
Segment (loss) profit after taxes	$(11,405)	$11,748	$31,930	$(108)	$32,165

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	September 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$60,553	$171,203	$278,292	$228,257	$738,305
Total liabilities	$53,406	$33,439	$36,210	$15,353	$138,408
Capital expenditures	$1,147	$9,532	$12,140	$42,779	$65,598

	December 31, 2017
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$82,976	$156,513	$316,693	$150,466	$706,648
Total liabilities	$57,887	$35,169	$48,442	$1,566	$143,064
Capital expenditures	$540	$13,184	$22,577	$10,757	$47,058

Capital expenditures for the three and nine months ended September 30,  2018 were $33,034 and $65,598, respectively (three and nine months ended September 30, 2017 - $15,844 and  $39,038 respectively).

25. Fair Value Measurements

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price), regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period.  We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts

Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.  These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Marketable securities – warrants

The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the period ended September 30, 2018, and 2017, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.  The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.  Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
September 30, 2018	Fair value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$24,553	$-	$24,553	$-	$24,553	$-	$-
Interest rate swap asset	339	-	-	339	-	339	-	-
Metal forward sales contracts	-	3,067	-	3,067	-	3,067	-	-
	$339	$27,620	$-	$27,959	$-	$27,959	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$55,167	$55,167	$-	$-	$-	$55,167
Term deposits	-	-	121,531	121,531	-	-	-	121,531
Other receivables	-	-	2,115	2,115	-	-	-	2,115
	$-	$-	$178,813	$178,813	$-	$-	$-	$178,813

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(12,800)	$(12,800)	$-	$-	$-	$(12,800)
Payroll payable	-	-	(13,467)	(13,467)	-	-	-	(13,467)
Share units payable	-	-	(5,945)	(5,945)	-	(5,945)	-	-
Finance lease obligations	-	-	(2,162)	(2,162)	-	-	-	(2,162)
Bank loan payable	-	-	(39,639)	(39,639)	-	(40,000)	-	-
Other payables	-	-	(6,098)	(6,098)	-	-	-	(6,098)
	$-	$-	$(80,111)	$(80,111)	$-	$(45,945)	$-	$(34,527)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2017	Available for sale	Fair value through profit or loss	Loans and receivables	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities - shares	$555	$-	$-	$555	$555	$-	$-	$-
Marketable securities - warrants	-	1	-	1	-	1	-	-
Trade receivables concentrate sales	-	34,250	-	34,250	-	34,250	-	-
Interest rate swap asset	-	-	-	140	-	140	-	-
	$555	$34,251	$-	$34,946	$555	$34,391	$-	-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$183,074	$183,074	$-	$-	$-	$183,074
Term deposits	-	-	29,500	29,500	-	-	-	29,500
Other receivables	-	-	1,251	1,251	-	-	-	1,251
	$-	$-	$213,825	$213,825	$-	$-	$-	$213,825

Financial liabilities measured at Fair Value
Metal forward sales and zero cost collar contracts	$-	$(2,328)	$-	$(2,328)	$-	$(2,328)	$-	$-
	$-	$(2,328)	$-	$(2,328)	$-	$(2,328)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$-	$(13,576)	$-	$-	$-	$(13,576)
Payroll payable	-	-	-	(13,894)	-	-	-	(13,894)
Share units payable	-	-	-	(11,720)	-	(11,720)	-	-
Finance lease obligations	-	-	-	(906)	-	-	-	(906)
Bank loan payable	-	-	-	(39,871)	-	(40,000)	-	-
Other payables	-	-	-	(1,671)	-	-	-	(1,671)
	$-	$-	$-	$(81,638)	$-	$(51,720)	$-	$(30,047)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

26. Supplemental Cashflow Information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Loan and lease obligation	Interest rate swaps
As at January 1, 2017	$39,768	$3,034	$253
Amortization of transaction costs	103	-	-
Principal payments	-	(2,128)	-
Interest accrued	-	-	(25)
Change in fair value	-	-	(368)
As at January 1, 2018	39,871	906	(140)
Transaction cost	(792)	-	-
Loss on debt modification	465	-	-
Amortization of transaction costs	96	-	-
Principal payments	-	(906)	-
Additions included as current	-	2,162	-
Additions included as non-current		3,799
Settlement of the swap	-	-	140
Change in fair value	-	-	339
As at September 30, 2018	$39,639	$5,961	$339

27. Contingencies and Capital Commitments

(a) Bank letter of guarantee

The Caylloma Mine closure plan was updated in March 2017, with total undiscounted closure costs of $9,230 consisting of progressive closure activities of $3,646, final closure activities of $4,971, and post-closure activities of $613. Pursuant to the closure regulations, the Company is required to place the following guarantees with the government:

•	2018 – $4,990
•	2019 – $6,928

The Company has established a bank letter of guarantee in the amount of $4,990  (December 31, 2017 – $4,990), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulations and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2018.

(b) Other commitments

I.

As at September 30, 2018, the Company had capital commitments of $127,396 for civil work, equipment purchases and other services at the Lindero project expected to be expended within one year (December 31, 2017 - $407 Lindero, $2,544 other).

II.	Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at September 30, 2018 are as follows:

	Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$824	$1,118	$344	$2,286
Computer equipment	259	223	42	524
Total operating leases	$1,083	$1,341	$386	$2,810

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Tax contingencies

Peru

The Company has been assessed $1,750 by SUNAT, the Peruvian tax authority, including interest and penalties of $573, for the tax years 2010 and 2011. The Company is appealing these assessments and has provided a guarantee by way of a letter bond in the amount of $820.

No amounts have been accrued as at September 30, 2018 and December 31, 2017 with respect to these tax assessments as the Company believes it is more likely than not that the Company’s appeal will be successful.

(d) SGM Royalty

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry, it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

 (e) Other contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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